Exhibit 99.2

Jersey Financial
Services Commission
Companies Registry

COMPANIES (JERSEY) LAW 1991

CERTIFICATE OF CONTINUANCE OF A LIMITED COMPANY

Registered Number 120924

I hereby certify that pursuant to Article 127(0) of the Companies (Jersey) Law 1991, as amended, that all requirements of the said Law in respect of Continuance within the Island of Jersey have been satisfied and that

CALEDONIA MINING CORPORATION PLC registration number 120924

Originally incorporated in the jurisdiction of Canada has today been incorporated in Jersey as a public company

Dated this 19 March 2016

Julian Lamb

For and on behalf of the Registrar

I certify that I have seen the original of this document and this copy is an accurate reproduction of the original. Where the attached document has a photograph I further confirm that this is a true photographic likeness

Name Gilles Le Sueur
Organisation: Minerva Trust & Corporate Services Limited
Job Title: Associate Director
Address: 43/45 La Motte Street, St Helier, Jersey JE4 8SD
Telephone +44 (0) 1534 702959

Signature [signature] Date 21 March 2016

Authentication ID
fbf9804b-c2c1-4e6b-a59c-dba6829040ed